UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

MathStar, Inc.

(Name of Subject Company)

MathStar, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Alex H. Danzberger, Jr.

Chief Executive Officer and Chief Financial Officer

19075 NW Tanasbourne Drive, Suite 200

Hillsboro, Oregon  97124

(503) 726-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michele D. Vaillancourt	Karen V. Bertulli
Winthrop & Weinstine, P.A.	Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500	225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 604-6400	(612) 604-6400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Explanatory Note

This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (as amended from time to time, the “Statement”), originally filed by MathStar, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 12, 2009, as amended on June 26, 2009, July 2, 2009, July 7, 2009, July 13, 2009, July 15, 2009, July 17, 2009, July 23, 2009 and August 24, 2009 relating to the unsolicited offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO dated June 1, 2009, and as amended on June 22, 2009, July 1, 2009, July 6, 2009, July 9, 2009, July 14, 2009, July 16, 2009, July 17, 2009, July 21, 2009, August 17, 2009 and September 1, 2009 (as further amended or supplemented from time to time, the “Schedule TO”), to acquire all of the 9,181,497 outstanding shares of common stock (the “Shares”), par value $0.01 per share, of the Company (the “Common Stock”), at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto from time to time, the “Offer”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged. All references herein to page numbers refer to the printed Schedule 14D-9 dated June 12, 2009 sent by the Company to its stockholders.

Item 2. Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Person” is hereby amended by restating the first paragraph beginning in the middle of page 1 under the heading “The Offer” in its entirety as follows:

This Statement relates to the unsolicited tender offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), which was newly organized for the purpose of making such offer, to acquire all of the 9,181,497 of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

“Item 2. Identity and Background of Filing Person” is hereby further amended by restating the first sentence of the third full paragraph under the heading “The Offer” at the end of page 1 in its entirety as follows:

The Offer was commenced on June 1, 2009 and is presently scheduled to expire at 11:59 P.M., New York City time, on Wednesday, September 30, 2009, unless it is extended or terminated in accordance with its terms.

“Item 2. Identity and Background of Filing Person” is hereby further amended by restating the first bulleted subparagraph on page 2 under the heading “The Offer” in its entirety as follows:

•                  There having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to Shares then owned by the Purchaser and its affiliates, shall constitute a majority of the then outstanding Shares (the “Minimum Tender Condition”).

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby amended by restating in its entirety the sole paragraph in the section entitled “Consideration Payable Pursuant to the Offer” on page 4 as follows:

If the Company’s directors and executive officers, each of whom is identified on Annex A hereto, were to tender any Shares they own pursuant to the Offer, they would receive $1.45 net per Share in cash on the same terms and conditions as the other stockholders of the Company tendering Shares in the Offer. As of August 31, 2009, the directors and executive officers of the Company beneficially owned 149,244 outstanding Shares in the aggregate (excluding warrants and options to purchase Shares, which are addressed below under the section entitled “Potential Payments upon Termination or Change in Control”). If the directors and executive officers of the Company were to tender all such Shares owned by them in the Offer, and the Purchaser accepted for purchase and purchased such Shares, the directors and executive officers would receive approximately $216,404 in the aggregate. As discussed below under “Item 4.—The Solicitation or Recommendation,” to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer. In addition, to the knowledge of the Company, Mr. Alex H. Danzberger, Jr. and Mr. John M. Jennings, who are the only executive officers of the Company, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating in its entirety the last sentence of the second full paragraph in the subsection “Incentive Awards and Warrants” in the section entitled “Potential Payments upon Termination or Change in Control” on page 5 as follows:

The remaining options held by the Company’s non-employee directors as of June 10, 2009, consisting of options to purchase a total of 33,667 Shares, had exercise prices above the $1.45 Offer Price.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating in its entirety the third full paragraph in the subsection “Incentive Awards and Warrants” in the section entitled “Potential Payments upon Termination or Change in Control” on page 5 as follows:

Also, as of June 10, 2009, Mr. Pihl and Mr. Jennings, the two executive officers of the Company at that time, held options to purchase a total of 26,000 Shares, with exercise prices ranging from $8.45 to $31.50 per Share and an average exercise price of approximately $15.54 per Share. Of these options, options to purchase 15,000 Shares were exercisable and options to purchase 11,000 Shares were not exercisable. All of these options have exercise prices above the $1.45 Offer Price.  As of August 31, 2009, Mr. Danzberger, the Company’s current Chief Executive Officer and Chief Financial Officer held options to purchase 15,000 Shares. These options are not vested and therefore are not yet exercisable, but have an exercise price of $1.30.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating in its entirety the last sentence of the fourth full paragraph in the subsection “Incentive Awards and Warrants” in the section entitled “Potential Payments upon Termination or Change in Control” on page 5 as follows:

The warrants have an exercise price of $24.00 per Share, which is greater than the $1.45 Offer Price.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating, in its entirety, the chart (including footnotes) in the subsection entitled “No Termination of Employment” in the section entitled “Potential Payments upon Termination or Change in Control” near the top of page 6 as follows:

Name	Acceleration of Vesting of Options ($)(1)		Total ($)
Alex H. Danzberger, Jr.	2,250	(2)	2,250

Benno G. Sand	730	(3)	730

Merrill A. McPeak	730	(3)	730

Richard C. Perkins	2,850	(4)	2,850

John M. Jennings	—		—

(1) Of the options to purchase Shares held by the Company’s directors and executive officers, options to purchase 47,000 Shares were vested and options to purchase 35,667 Shares were not vested. No value is recognized or shown for options or warrants with exercise prices above the $1.45 Offer Price.

(2) Consists of the difference between the $1.30 exercise price of the options held by Mr. Danzberger and the $1.45 Offer Price, multiplied by the 15,000 Shares subject to such options.

(3) Consists of the difference between the $0.72 exercise price of the options held by each of such individuals and the $1.45 Offer Price, multiplied by the 1,000 Shares subject to each of such options.

(4) Consists of the difference between the $0.88 exercise price of the options held by Mr. Perkins and the $1.45 Offer Price, multiplied by the 5,000 Shares subject to such options.

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating in its entirety footnote 2 of the chart in the subsection entitled “Qualified Termination of Employment” in the section entitled “Potential Payments upon Termination or Change in Control” on page 6 as follows:

(2)  The options have no value, as their exercise prices are greater than the $1.45 per Share Offer Price.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” is hereby amended by restating in its entirety the subsection entitled “Intent to Tender” starting on page 7:

In light of (i) the Purchaser’s cash offer of $1.45 per Share and (ii) the Board’s recommendation, to the Company’s knowledge, after making reasonable inquiry, the directors and executive officers of the Company do not currently intend to tender or sell Shares held of record or beneficially owned by them to the Purchaser in the Offer.  In addition, to the knowledge of the Company, Mr. Danzberger and Mr. Jennings, who are the Company’s executive officers, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

“Item 4. The Solicitation or Recommendation” is hereby further amended by adding the following paragraphs at the end of the section entitled “Purposes of the Offer and Plans, Proposals or Negotiations” starting on page 9:

On September 1, 2009, the Purchaser issued a press release announcing that it had revised its Offer by increasing the Offer Price to $1.45, extending the Expiration Date until 11:59 P.M., New York City time, on Wednesday, September 30, 2009, and increasing the Minimum Tender Condition from 3,000,000 Shares to a majority of outstanding Shares.

On September 1, 2009, the Purchaser filed with the SEC an amendment to its Tender Offer Statement on Schedule TO reflecting the revised terms of the Offer of increasing the Offer Price, extending the Expiration Date and increasing the Minimum Tender Conditioni.

“Item 4. The Solicitation or Recommendation” is hereby further amended by deleting in its entirety the following second bulleted paragraph on page 10 under the section entitled “Reasons for the Board’s Recommendation”:

The Purchaser’s $1.35 per Share Offer is less than the estimated $1.40 liquidation value of the Company and thus is financially inadequate. As of March 31, 2009, the Company had cash, cash equivalents and long-term investments of approximately $14,782,000. After full payment of the Company’s outstanding obligations for its leased space and its contractual obligations for design tool leases, and assuming liquidation expenses of approximately $500,000, the liquidation value per Share would be approximately $1.40. This does not take into account revenue from any sales of the Company’s existing inventory of field programmable object array (“FPOA”) chips or its FPOA technology, neither of which can be assured.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MathStar, Inc.

By:	/s/ Alex H. Danzberger
Name:	Alex H. Danzberger, Jr.
Title:	Chief Executive Officer and Chief Financial Officer

Dated: September 3, 2009